Form 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2014

Commission File Number: 001-33429

Acorn International, Inc.

18/F, 20th Building, 487 Tianlin Road

Shanghai, 200233

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- N/A

Acorn International, Inc.

Meetings and Resolutions of the Board

On September 5, 2014, Mr. Robert W. Roche, a member of the board of directors (the “Board”) of Acorn International, Inc. (the “Company”), sent a notice (the “September 5 Notice”) to the Board requesting that a meeting be convened at 10:00 am on September 10, 2014 to transact the following business:

To consider, and if though to be convened for a time and date no later than 5:00pm (Beijing time) on September 23, 2014 fit, resolving to convene an extraordinary meeting of shareholders (“EGM”) of the Company to consider the following proposals (the “Proposals”):

a.	The removal of Don Dongjie Yang as a director of the Company.

b.	The removal of Gordon Xiaogang Wang as a director of the Company.

c.	The appointment of David T. Leung as a director of the Company.

d.	The appointment of Benjamin David Johnson as a director of the Company.

e.	The alteration of the Articles of Association of the Company to include a provision to permit members holding at least 30% of the voting shares in the capital of the Company to requisition a shareholder meeting of the Company.

f.	To transact any such other business that may properly come before the meeting.

On September 8, 2014, Ms. Xiaojing Li, the acting secretary of the Board, upon the request of certain directors of the Company, sent an email notice to the Board members to convene a Board meeting at 3:00 pm on September 9, 2014 to consider convening an EGM to adopt the Proposals on the dates specified in the September 5 Notice.

On September 9, 2014, a Board meeting was convened at 3:00 pm (the “September 9 Meeting”), with all six directors of the Company in attendance. At the meeting, the directors discussed and deliberated on the merits of holding an EGM to consider the Proposals on the dates requested by Mr. Roche, and a poll was demanded to vote on the same. Mr. Roche and Mr. William Liang voted in favor of convening an EGM to adopt the Proposals on the date requested by Mr. Roche, with Mr. Andrew Y. Yan, Mr. Gordon Xiaogang Wang, Mr. Don Dongjie Yang and Mr. Jing Wang voting against. As a result, resolutions to hold an EGM on the dates specified in the September 5 Notice were not approved by the Board at the September 9 Meeting.

On September 10, 2014, Mr. Roche and Mr. Liang convened a meeting at 10:00 am (the “First September 10 Board Meeting”) in accordance with the September 5 Notice. Mr. Yan, Mr. Gordon Xiaogang Wang, Mr. Yang and Mr. Jing Wang were not present at the First September 10 Board Meeting. At the meeting, Mr. Roche and Mr. Liang resolved to:

(i)	convene an EGM at 10:00 am on October 14, 2014 to consider the Proposals;

(ii)	authorize Mr. Roche to arrange for the notice convening the EGM to be finalized, sent and served to all shareholders, and to finalize all other documents required for the EGM;

(iii)	adopt an approach by the Board such that four clear days prior notice to all Board members is required for a Board meeting to be convened, unless unanimous consent of the Board is obtained; and

(iv)	remove Mr. Yang as CEO and Executive Chairman of the Company, as well as a director of the Company, and appoint Mr. Liang as interim-CEO and Executive Chairman of the Company, where the first order of business for Mr. Liang will be to create a three person search committee consisting of Mr. Liang, Mr. Roche and Mr. Yan (to be chaired by Mr. Liang), to identify a permanent replacement CEO.

On or about September 10, 2014, Mr. Roche began to mail Notice of the EGM to shareholders.

On September 10, 2014, at 9:45 pm Mr. Yang called a meeting of the Board to be held at 10:00 pm that same day (the “Second September 10 Board Meeting”) to discuss the validity of the First September 10 Board Meeting. With five of the six directors of the Board in attendance, Mr. Yan, Mr. Wang, Mr. Yang and Mr. Jing Wang expressed their view that the First September 10 Board Meeting was invalid. Among other reasons, they claimed that the September 9 Meeting had been convened and conducted in lieu of the First September 10 Board Meeting to address and vote upon the same business that was set forth in the September 5 Notice. Mr. Roche rejected the validity of the Second September 10 Board Meeting on the basis of inadequacy of notice and expressed his view that the First September 10 Board Meeting had been properly held in accordance with the September 5 Notice and satisfied all of the requirements for convening a meeting of the Board under the Company’s articles of association. Mr. Roche stated that, as a result, the resolutions passed at the First September 10 Board Meeting were valid and any resolution passed at the Second September 10 Board Meeting would not be valid. Mr. Liang was not present at the meeting held at 10:00 pm on September 10, 2014. Notwithstanding Mr. Roche’s objections, four of the directors present at the Second September 10 Board Meeting resolved that the resolutions passed at the First September 10 Board Meeting were invalid or otherwise reversed.

On September 16, 2014, at 11:00 am, the Board convened a meeting with all six directors present. At this meeting, the Board, among other things, resolved (by a vote of four to two, with Mr. Yan, Mr. Wang, Mr. Yang and Mr. Jing Wang voting in favor, and Mr. Roche and Mr. Liang objecting and voting against) to declare the First September 10 Board Meeting together with the resolutions passed thereat, invalid. In addition, the Board, voting along the same lines, resolved that, in the event of any continuing dispute as to the validity of the First September 10 Board Meeting, the resolutions passed thereat (including the removal of Mr. Yang as CEO and Executive Chairman, the appointment of Mr. Liang as interim-CEO and Executive Chairman, and the calling of an EGM to be held on October 10, 2014) were reversed. At the meeting, Mr. Roche and Mr. Liang expressed their frustration at the Board’s refusal to hold an EGM to vote on the Proposals in light of repeated requests that it do so from purported shareholders of the Company claiming to hold a majority of the outstanding shares of the Company.

The Board is currently considering the date of its annual general meeting (“AGM”) to vote on, among other things the appointment of directors and the appointment of its independent auditor for the fiscal year ending December 31, 2014, and the Company will make a further announcement regarding the time, location and purpose of the AGM as and when a determination regarding the same has been made by the Board.

There is an ongoing dispute between Mr. Robert W. Roche, who was removed from his post as executive chairman on August 26, 2014, and various other members of the Board regarding, among other things, the identity of persons who are authorized to act on behalf of the Company as well as the Company’s overall business strategy and direction. In light of the current dispute at the Board, the Company’s prior Cayman Islands legal counsel has withdrawn its representation. The Company is currently seeking to resolve this dispute between its directors and is looking to appoint qualified Cayman Island legal counsel to assist in this process.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Acorn International, Inc.

By:	/s/ Geoffrey Weiji Gao
Name:	Geoffrey Weiji Gao
Title:	Principal Financial and Accounting Officer

Date: September 18, 2014

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